

Gmail [redacted]

Headlines: Invest in Mamou Spirits: Support Traiteur Amaro's Production

1 message

[redacted] Fri, Mar 21, 2025 at 5:57 PM

Dear Cat,

We hope this note finds you well. We're reaching out to friends and kindred spirits—no pressure at all—just sharing something close to our hearts in case it speaks to you or someone you know.

Mamou Spirits is born!
We've officially launched our small-batch herbal liqueur brand, named after the vivid red *Mamou* bean—long used in traditional Louisiana healing. Inspired by the region's deep-rooted botanical traditions, Andrea's Italian heritage (where every town seems to have its own Amaro), and the plant-based healing practices of Louisiana's *Traiteurs*, we imagined a liqueur that honors the past while bringing something fresh to the table.

Our first release, Traiteur Amaro, is crafted with regional herbs that carry both flavor and story—like yaupon, passion flower, sassafras, boneset, and manglier. It's a bold, earthy blend that reflects our landscape and the people who've long drawn healing from it.

We've just moved into a production space in our New Orleans neighborhood, and batch #1 is officially underway! 🥂

(Attached: our deck with more of the story + a sneak peek at our bottle design!)

✨ Want to be part of the first batch?
We're raising $50–75K to complete production and get Traiteur Amaro into the world. Here's how you can get involved:

- Gifts of any size mean the world to us.
- Investments start at just $1,000, with flexible options—short-term revenue sharing with a generous return, or long-term equity (SAFE notes preferred).
- Details are in the attached investment overview.

Why now?
Interest in Amari and herbal liqueurs is booming—bartenders and cocktail lovers are embracing bold, complex flavors. But there's no modern Louisiana Amaro on the market. We're excited to change that.

What makes this special?
Mamou Spirits isn't just a brand—it's a community. As an early supporter, you'll get:

✅ First access to limited and early releases
🎉 Invitations to special events
📸 Behind-the-scenes updates on our process
🌿 Opportunities to help shape future releases
👕 And yes, some gorgeous, handcrafted, locally made merch!

How to get involved:

📞 Interested in investing? Call us at [redacted] or reply to this email—we'd love to talk.

❤️ Want to make a gift? Send a check to:
Mamou Spirits
[redacted]
(And we'll send a little surprise your way!)

🤝 Know someone who'd love this? Please share the deck or introduce us!

Thank you for being part of our journey. We couldn't do it without the support of people like you.

With love and gratitude,
Andrea & Erik

--
Andrea Morningstar



---

2 attachments

MAMOUDECK_FEB2025.pdf
6796K

Investment Opportunities in Mamou Spirits.pdf
448K



Just $10K to go! A little nudge from Mamou
1 message

Thu, Apr 17, 2025 at 10:04 PM

Hi hi! Happy Thursday night.

I know life is a lot right now, so I'll keep this quick:

We've raised **$40K** for Mamou Spirits and we're just **$10K away** from hitting the **$50K goal** that officially unlocks our Wefunder campaign. That's the number that lets us access the funds, kick off production, and finally bring **Traiteur**, our Louisiana herbal amaro, to life.

Now, I *want* to say "no pressure"...
But let's be real—this is me, gently (lovingly!) pressuring you to join us if you're still considering it.

👉  Here's the link to invest.

If you've got questions or want to talk it through, I'm here. And if now's not the time, I still appreciate you for cheering us on.

Gratefully (and a little bit sheepishly),
Andrea
Co-founder, Mamou Spirits
🍋 #bittersweetdreams







Gmail [redacted]

Mamou Spirits: Wefunder Link

1 message

[redacted]

Tue, Apr 1, 2025 at 7:23 PM

Dear Susan,

Quick update: we've partnered with Wefunder to complete our fundraising round!

Wefunder helps small businesses like ours raise capital while handling the legal side— SEC filings, investor reporting, and more. It also makes investing more accessible through crowdfunding exemptions, so more people from different financial backgrounds can get involved.

Important Change:
Wefunder only allows one investment instrument at a time, and we've decided to go with SAFE notes for this round. This is a change from our initial ask, but we've added some great new investor perks to make it even more worthwhile.

Our goal is to raise $75,000 by June.

Ready to invest?
Reserve your spot here: https://wefunder.com/mamou.spirits
Once we hit $50K in commitments, the campaign goes live and funds are collected.

Perks include:

🍸 First-batch bottles of our spirits

🌿 Custom-designed amaros made just for you

🎁 And a few other surprises

Wefunder will walk you through the steps, but please don't hesitate to reach out if you have any questions—we're happy to help.

Thanks for being part of our journey. Your support means the world to us.

Cheers,

Andrea and Erik

[redacted]





mamouspirits
New Orleans, Louisiana

mamouspirits Spent botanical bag, post decoction. There is no way to make that sentence sound less dirty. Personally, I think it looks like a heart. ❤️🫀🌿🍸👄👀 #traiteuramaro oh! and find the easter egg! 🥚🐣✨

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mamouspirits
Bywater Historic District

mamouspirits Dialing in the recipe. Such a chore. 😋🍸🌿🥄
#traiteur #amaro #louisiana #botanical #spirits
1w

alisarlomax So happy for you guys! Nice way to forget your
troubles. ❤️
1w 2 likes Reply

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April 10

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mamouspirits
New Orleans, Louisiana

mamouspirits Test labels have arrived! The red is a little less bright/neon than in the photo. What do you think about the bottle top seal options:
2w

_ugeen 😍
2w   1 like   Reply

bartenderspiritsawards beautiful label! 🥂🍸
2w   1 like   Reply

─── View replies (1)

alisarlomax I love it! So happy for you and Erik!
2w   1 like   Reply

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missmaeanddellajune So pretty!
2w   1 like   Reply



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April 3

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mamouspirits

mamouspirits Our 8 year old daughter has jumped on the marketing bandwagon. The front room of our house, where this window is, used to be a small grocery that the folks who worked at the sewing factory across the street would come to for hot lunches among other things. This somehow feels appropriate. #amaro #neworleans

5w

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March 14

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Ahhh! Over halfway there!

17 messages



Hi hi!

We're writing to let you know that we're *more than halfway* to our $50K minimum raise on Wefunder! 🙌 Sending an uncomfortably enthusiastic bear hug to all of our investors. THANK YOU. We are doing this together!

Hitting that $50K mark is what makes it *real*—Wefunder gives us the green light, contracts are generated, investments are secured, and production can go full throttle.

If you've been thinking, *"I can't invest, but I have a friend who might,"* please share our Wefunder link and say nice things about us. Kind words and warm intros go a long way.

And if you've been thinking:
"Andrea, I love you and Erik, but this is a crazy time to start a business! There is so much uncertainty."

Yes. AND…

People still seek ritual, connection, and comfort—especially when the world feels shaky. And bitters have always been more than just a drink: they're rooted in medicinal practices. If things get even weirder out there, a lovingly crafted herbal elixir might feel *less* like a luxury and *more* like a necessity.

Also—this isn't some giant, resource-heavy operation. It's just me and Erik in a warehouse in the 9th Ward, making something using mostly Gulf South-grown ingredients. If your go-to European amaro doubles in price, or disappears from shelves, *ours will still be here and not crazy expensive.* (Also investors get first dibs. Check out the "perks" on the Wefunder site. They pop up when you click in the "reserve" amount box.)

We're including a peek at our test label *and* the hand-colored Traiteur Amaro sign our 8-year-old taped in our front window.

💛

More soon—
Andrea (& Erik)











[redacted]

[redacted] Mon, Apr 7, 2025 at 9:29 PM

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Your message wasn't delivered to [redacted] use the domain [redacted]nd. Check for typos or unnecessary spaces and try again.

LEARN MORE

The response was:

DNS Error: DNS type 'mx' lookup of inspiredstorytellers.com responded with code NXDOMAIN Domain name not found: inspiredstorytellers.com For more information, go to https://support.google.com/mail/?p=BadRcptDomain

Final-Recipient: rfc822; bryan@inspiredstorytellers.com

Action: failed
Status: 5.1.2
Diagnostic-Code: smtp; DNS Error: DNS type 'mx' lookup of inspiredstorytellers.com responded with code NXDOMAIN
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Last-Attempt-Date: Mon, 07 Apr 2025 19:29:43 -0700 (PDT)

---

noname
3K

Mon, Apr 7, 2025 at 9:29 PM



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---

noname
3K

Mon, Apr 7, 2025 at 9:29 PM



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☐ noname
   3K

██████████████████████████████   Mon, Apr 7, 2025 at 9:55 PM
██████████████████████████████

Yippee!! So exciting!
I cannot wait to taste .. if only I had a thousand dollars..
I know you got this! Well done A&Exx 🙌
██████████████████████

> On Apr 7, 2025, at 9:30 PM, Andrea Morningstar <████████████████████████████> wrote:

Hi hi!

We're writing to let you know that we're more than halfway to our $50 K minimum raise on Wefunder! 🙌 Sending an uncomfortably enthusiastic bear hug to all of our investors. THANK YOU. We are doing this together!

Hitting that $50 K mark is what makes it real—Wefunder gives us the green light, contracts are generated, investments are secured, and production can go full throttle.

If you've been thinking, "I can't invest, but I have a friend who might," please share our Wefunder link and say nice things about us. Kind words and warm intros go a long way.

And if you've been thinking:
"Andrea, I love you and Erik, but this is a crazy time to start a business! There is so much uncertainty."

Yes. AND...

People still seek ritual, connection, and comfort—especially when the world feels shaky. And bitters have always been more than just a drink: they're rooted in medicinal practices. If things get even weirder out there, a lovingly crafted herbal elixir might feel *less* like a luxury and *more* like a necessity.

Also—this isn't some giant, resource-heavy operation. It's just me and Erik in a warehouse in the 9th Ward, making something using mostly Gulf South-grown ingredients. If your go-to European amaro doubles in price, or disappears from shelves, *ours will still be here and not crazy expensive*. (Also investors get first dibs. Check out the "perks" on the Wefunder site. They pop up when you click in the "reserve" amount box.)

We're including a peek at our test label *and* the hand-colored Traiteur Amaro sign our 8-year-old taped in our front window.



More soon—

<folder.jpg>

<Full Size Render.jpeg>

<IMG_5269.jpeg>

[Quoted text hidden]

Tue, Apr 8, 2025 at 7:08 AM

Huge congratulations to both of you. I am so happy to see this dream come to life!

[Quoted text hidden]

Tue, Apr 8, 2025 at 7:10 AM

Thank you so much 😄

Andrea Morningstar



[Quoted text hidden]

Tue, Apr 8, 2025 at 7:14 AM

Tue, Apr 8, 2025 at 7:16 AM

Tue, Apr 8, 2025 at 7:17 AM

Tue, Apr 8, 2025 at 8:28 AM

Cc: Morningstar, Andrea <andreaclairemorningstar@gmail.com>, Morningstar, Erik <erik.morningstar@mamouspirits.com>

Hey guys, this sounds like a very cool endeavor for all the right reasons.

Here, we're getting squeezed hard by aging parents and both kids still in school (23 and 26). My job is not what it once was — it's way better in terms of quality of life, but pays less. And Jane works in academia for CCS. The family ledger sheet doesn't allow project investments of any kind these days.

I wanted to let you know instead of just flying low and quiet.

Thanks for considering us!

- Jon & Jane

On Apr 7, 2025, at 10:30 PM, Andrea Morningstar [redacted] wrote:

Hi hi!

We're writing to let you know that we're *more than halfway* to our $50K minimum raise on Wefunder! Sending an uncomfortably enthusiastic bear hug to all of our investors. THANK YOU. We are doing this together!

Hitting that $50K mark is what makes it *real*—Wefunder gives us the green light, contracts are generated, investments are secured, and production can go full throttle.

If you've been thinking, *"I can't invest, but I have a friend who might,"* please share our Wefunder link and say nice things about us. Kind words and warm intros go a long way.

And if you've been thinking:
"Andrea, I love you and Erik, but this is a crazy time to start a business! There is so much uncertainty."

Yes. AND...

People still seek ritual, connection, and comfort—especially when the world feels shaky. And bitters have always been more than just a drink: they're rooted in medicinal practices. If things get even weirder out there, a lovingly crafted herbal elixir might feel *less* like a luxury and *more* like a necessity.

Also—this isn't some giant, resource-heavy operation. It's just me and Erik in a warehouse in the 9th Ward, making something using mostly Gulf South-grown ingredients. If your go-to European amaro doubles in price, or disappears from shelves, *ours will still be here and not crazy expensive*. (Also investors get first dibs. Check out the "perks" on the Wefunder site. They pop up when you click in the "reserve" amount box.)

We're including a peek at our test label *and* the hand-colored Traiteur Amaro sign our 8-year-old taped in our font window.

More soon—
Andrea (& Erik)

<frontlabel.jpg>

<FullSizeRender.jpeg>

<IMG_5269.jpeg>

[Quoted text hidden]

[redacted] Tue, Apr 8, 2025 at 8:43 AM

[Quoted text hidden]

[redacted] Tue, Apr 8, 2025 at 8:50 AM

Looking good!

My class licenses make it so I'm unable
To contribute but hope you guys can wrangle up the remaining funds
Sent from my iPhone

On Apr 7, 2025, at 10:29 PM, Andrea Morningstar <[redacted]rote:

Hi hi!

We're writing to let you know that we're *more than halfway* to our $50K minimum raise on Wefunder! Sending an uncomfortably enthusiastic bear hug to all of our investors. THANK YOU. We are doing this together!

Hitting that $50K mark is what makes it *real*—Wefunder gives us the green light, contracts are generated, investments are secured, and production can go full throttle.

If you've been thinking, *"I can't invest, but I have a friend who might,"* please share our Wefunder link and say nice things about us. Kind words and warm intros go a long way.

And if you've been thinking:
"Andrea, I love you and Erik, but this is a crazy time to start a business! There is so much uncertainty."

Yes. AND…

People still seek ritual, connection, and comfort—especially when the world feels shaky. And bitters have always been more than just a drink: they're rooted in medicinal practices. If things get even weirder out there, a lovingly crafted herbal elixir might feel *less* like a luxury and *more* like a necessity.

Also—this isn't some giant, resource-heavy operation. It's just me and Erik in a warehouse in the 9th Ward, making something using mostly Gulf South-grown ingredients. If your go-to European amaro doubles in price, or disappears from shelves, *ours will still be here and not crazy expensive*. (Also investors get first dibs. Check out the "perks" on the Wefunder site. They pop up when you click in the "reserve" amount box.)

We're including a peek at our test label *and* the hand-colored Traiteur Amaro sign our 8-year-old taped in our front window.



More soon—
Andrea (& Erik)
<frontlabel.jpg>

<FullSize Render.jpeg>

<IMG_5269.jpeg>

[Quoted text hidden]

Tue, Apr 8, 2025 at 9:16 AM

Thanks and no worries!
xoxo

Andrea Harrington



[Quoted text hidden]

Wed, Apr 9, 2025 at 6:30 AM

So excited for you guys. And this was a brilliant reach-out, just the right message for the times. Cheers! We're behind you with $1,000,000 of "energy money!" LOL. If you're still raising funds by the time we start working again this summer, we're IN! XOXO

Music. Adventure. Love.
Genna

www.gennaandjesse.com

Rave reviews for Genna & Jesse

"Giacobassi's velvety vocals coast across piano keys on ballads like 'Don't Be Surprised.' Dyen boasts a storyteller's intonation; when the two join in harmony, it's like earth meeting fire." -Savannah Connect

"Simply impressive…They offered us one wonderful, very emotional show." -Tried & True Magazine, Germany

"…incredibly catchy, with melodies and hooks that'll make pop cynics smile, and have fans of grown-up radio reaching for the volume dial." -Leicester Bangs Music Magazine

"[Genna & Jesse's] performances are tailored towards an intimate audience, demanding attention through intrigue rather than volume. Routine and monotony are challenges not faced by this pair, or by their music…" -Carousel Magazine

[Quoted text hidden]



[redacted]

Wed, Apr 9, 2025 at 8:12 AM

thx love ❤️

[redacted]

[Quoted text hidden]



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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Can you vouch for John?



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